Exhibit 99.1

PRESS REELASE

October 28, 2011

Moody’s downgrades Eksportfinans’ ratings with two notches

The rating agency Moody’s issued a press release today, stating their downgrade of Eksportfinans ASA with two notches. The rating is placed on review for further downgrade. The rating action follows the Norwegian Ministry of Finance’s decision not to grant Eksportfinans a permanent exemption from the European Union’s Capital Requirement Directive. However, the Government has granted Eksportfinans an extended exception until December 31, 2012.

The downgrade leads to a more demanding situation for Eksportfinans. Intense efforts are made in order to find good solutions that consider the needs of the clients and the Norwegian export industry. This implies an appropriate organization of the Government supported export credit system, both with fixed interest rates (CIRR interest rates) and with commercial interest rates. The objective is that the scheme shall be available for the export industry both in the transition period until December 31, 2012, and in the long perspective.

“Eksportfinans shares the Government’s view that a long term solution for export financing must be established as soon as possible. The efforts to find a sustainable solution are conducted in dialogue with the Government and the two responsible Ministries, the Ministry of Finance and the Ministry of Trade and Industry. Although Eksportfinans by ordinary standards is very well capitalized, a capital increase is being considered as requested by the Government. The efforts are based on statements from the authorities, also in the media, that they will work towards Eksportfinans being a part of the solution. The Board surveys the situation continuously, and focuses on the clients, the investors, the employees and the owners’ interest in this situation”, says the Chairman of the Board, Geir Bergvoll in a comment.

For more information please read Moody’s press release.

http://www.eksportfinans.no/News/Nyhetsartikler/~/media/C1B405BEFEE842DABE8728BF9B5E107E.ashx

Contacts:

Chairman of the Board Geir Bergvoll, ph: +4791 31 54 85, e-mail: geir.bergvoll@dnbnor.no

President and CEO Gisele Marchand, phone: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications Elise Lindbæk, mobile: +47 90 51 82 50, e-mail: el@eksportfinans.no

For more information on Eksportfinans, see www.eksportfinans.no